

September 29, 2014

Via E-mail
Francis Knuettel II
Chief Financial Officer
Marathon Patent Group, Inc.
11100 Santa Monica Blvd., Ste. 380
Los Angeles, CA 90025

> **Re:** **Marathon Patent Group, Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 14, 2014**
> **File No. 001-36555**

Dear Mr. Knuettel:

We have reviewed your letter dated September 12, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 14, 2014.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Financial Statements

Consolidated Statements of Operations, page 3

1. We note that you have classified patent amortization expense as a separate operating expense line item outside of cost of revenues. Please tell us what consideration was given to including this expense within cost of revenues considering your patent portfolio appears to be related to revenue generating activities. Refer to Rule 5-03(b)(2) of Regulation S-X.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief